Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 7, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9903
ETF Growth and Income Feb. ‘22
(the “Trust”)
CIK No. 1890618 File No. 333-261909

Dear Mr. Cowan:

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       The Staff notes the disclosures states, “The equity ETFs were selected by our research department in order to provide broad exposure to various market capitalizations in both domestic and international markets, as well as ETFs which are more narrowly focused, such as ETFs that provide exposure to a specific theme (internet and clean energy), sector (consumer discretionary, industrials and information technology) or industry (biotechnology and retail), in order to capitalize on specific opportunities determined by our research department.”

Please be specific as to the criteria that are applicable for this Portfolio.

Response:       In accordance with the Staff’s comment, the disclosure will be revised as:

“The Trust invests in ETFs that are diversified among several different equity and income asset classes. The Trust also invests in ETFs that use growth or value styles in creating their portfolios. Growth stocks are considered stocks that have the potential to outperform the overall market over time because of their future potential, while value stocks are classified as stocks that are currently trading below their value and are therefore likely to provide a superior return.

The Trust invests in ETFs which invest in common stocks and taxable fixed-income securities. The equity ETFs were selected by our research department in order to provide broad exposure to various market capitalizations in both domestic and international markets, as well as ETFs which are more narrowly focused, such as ETFs that provide exposure to a specific theme (internet and clean energy), sector (consumer discretionary, industrials and information technology) or industry (banking and retail), in order to capitalize on specific opportunities determined by our research department.

Among the categories of ETFs listed above, the research department selects equity ETFs on the basis of its assessment of macroeconomic conditions and its fundamental assessment of equity asset classes, such as domestic vs. international markets, growth vs. value stocks, as well as sectors, industries or themes as described above. The fixed income ETFs the Trust invests in are focused on the following fixed-income market sectors: U.S. Treasuries, mortgage-backed securities, investment grade corporate bonds, senior loans, high-yield bonds and international fixed-income securities. Fixed income ETFs are selected on the basis of the research department’s assessment of macroeconomic conditions and the outlook for interest rates, inflation, risk appetite, and fixed income asset class fundamentals. All other factors being equal, the Sponsor will select ETFs with lower expense ratios, while attempting to limit the overlap of the securities held by the ETFs. The Sponsor did not require specific duration or maturity policies when selecting the underlying ETFs for the portfolio.”

2.       If the Trust’s final portfolio includes significant exposure to theme-based ETFs, sectors, industries or countries, please specify and add appropriate risk disclosure to the Trust’s prospectus.

Response: If, based on the Trust’s final portfolio, the Trust has significant exposure to theme-based ETFs, sectors, industries or countries, appropriate disclosure will be added to the Trust’s prospectus.

3.       If the ETFs the portfolio invests in are affiliated, please include the conflict disclosure that was agreed upon in recent filings.

Response: If the Trust has exposure to any ETFs which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

Risk Factors

4.       If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure to the Trust’s prospectus.

Response:       If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

5.       Please revise the “Fluctuation of Net Asset Value Risk”, the “Liquidity Risk” and the “Authorized Participant Concentration Risk” to disclose that the bid/ask spread may widen depending on market conditions and the liquidity of the underlying investments held by the ETFs.

Response:       In accordance with the Staff’s comment, the Trust has revised the “Fluctuation of Net Asset Value Risk.” However, the Trust respectfully declines to add disclosure to the “Liquidity Risk” and the “Authorized Participant Concentration Risk,” as the Trust believes this would result in duplicative disclosure. The “Market Maker Risk” and revised “Fluctuation of Net Asset Value Risk” discloses this concept sufficiently for investor comprehension.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon